615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4157 • Fax # 516-683-8344 • www.myNYCB.com

John J. Pinto

Executive Vice President &

Chief Accounting Officer

May 2, 2008

VIA EDGAR

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2007

File No. 001-31565

Dear Mr. Nolan:

On behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing in response to the Staff’s letter, dated April 10, 2008, containing comments on NYB’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “10-K Report”).

NYB’s responses to the Staff’s comments are set out below. For convenience, each response follows the text of the comment to which it relates.

Form 10-K, filed February 29, 2008

Consolidated Statements of Income and Comprehensive Income, page 82

1.	We note that during the year ended December 31, 2007 you recognized a gain of $64.9M on the sale of bank-owned properties. We also note the disclosures provided in your Form 10-Q for the period ended September 30, 2007, which states that the property sold consisted of a building, which was obtained in the acquisition of the Atlantic Bank of New York and previously served as the headquarters for the Atlantic Bank division of the Commercial Bank. Further disclosure in your Form 10-Q for the period ended September 30, 2007 states that the fair value of this building was $34.7M on the date of the acquisition and was determined by an independent appraisal. Please address the following:

•	Tell us the entity who performed this appraisal, their qualifications, and the date the appraisal was performed and provide a copy of the appraisal;

John P. Nolan

Securities and Exchange Commission

May 2, 2008

•	Tell us the relationship of the entity performing the appraisal with respect to you and to Atlantic Bank of New York. Please refer to paragraph 24(f) of SFAS 57;

•

Tell us your policy for reviewing valuations received from independent appraisals performed, whether any adjustments were made to the fair value of this building and if so, the reasons for such adjustments; and

•

Tell us how you considered the relatively short period of time (14 months) you held this building as compared to the gain recognized (187% of the acquired fair value) in determining that the initial fair value recorded on the date of the acquisition was appropriate.

In response to the Staff’s Comment #1, please be advised of the following:

•

The appraisal of the former Atlantic Bank headquarters was performed by Cushman & Wakefield, Inc. Cushman & Wakefield is a premier global commercial real estate services firm whose valuation group is the largest fully-integrated real estate valuation organization in the world. Cushman & Wakefield provides appraisal services, highest and best use analyses, dispute analyses and litigation support, and specialized expertise in various industry sectors. The appraisal was performed as of April 13, 2006, within days of the completion of NYB’s acquisition of Atlantic Bank of New York. A copy of the appraisal report has been provided to the staff supplementally.

•	Cushman & Wakefield is not a related party of either NYB or the former Atlantic Bank of New York, as that term is defined in paragraph 24(f) of SFAS 57.

•

NYB’s policy with respect to independent appraisals is to review these appraisals to ensure that the background information is accurate, the key assumptions and underlying data are reasonable, and the overall conclusions reached are appropriate in light of then-existing market conditions. In determining the appropriate valuation to utilize for purposes of recording the Atlantic Bank headquarters building at fair value as of the acquisition date and for disclosure in NYB’s Form 10-Q for the period ended September 30, 2007, NYB made no adjustment to the value determined by the independent appraisal prepared by Cushman & Wakefield.

•

As stated above, in order to ensure that the former Atlantic Bank headquarters was properly recorded at fair value in our financial statements as of the acquisition date, we obtained an independent appraisal from a premier real estate services firm. In addition, this independent appraisal was then reviewed by NYB for accuracy and reasonableness, in accordance with its policy as described in the preceding paragraph, prior to accepting the valuation and utilizing it for financial reporting purposes.

John P. Nolan

Securities and Exchange Commission

May 2, 2008

Subsequent to NYB’s acquisition of Atlantic Bank of New York, commercial real estate values continued to rise precipitously nationwide and particularly in the New York City/Manhattan market. The unprecedented level of financing available to fund commercial real estate transactions, the historically low long-term interest rates, and the influx of foreign real estate investors driven by the decline of the United States dollar versus other world currencies, all combined to substantially increase the market values of Manhattan commercial office buildings in the period following the acquisition.

Through its New York Community Bank and New York Commercial Bank subsidiaries, NYB is a leading commercial real estate portfolio lender in the New York City market. As a further indication of the increasing valuations in the commercial real estate market during the relevant period, NYB continued to experience, throughout the second half of 2006 and into 2007, a substantial rise in property sales by many of its borrowers who are long-term investors in commercial real estate. These property owners were actively selling to take advantage of rising commercial real estate values.

In 2006 and 2007, robust demand encouraged real estate speculators to search for available New York City real estate properties. NYB determined that it would dispose of the former Atlantic Bank headquarters building and engaged CB Richard Ellis, a global leader in real estate services, to conduct an auction process. NYB received multiple bids through this process and, after an evaluation of the bids, decided to sell the building to a Milan, Italy-based real estate company for $105.0 million, or $1,050 per square foot. The purchaser is not a related party of NYB or the former Atlantic Bank of New York, and the sale was an arm’s length transaction in all respects. Throughout the bidding process, NYB noted that bids made by European investors were higher than those of other investors, due primarily to the substantial currency advantage (i.e., the strength of the Euro versus the US dollar).

In summary, commercial real estate market values increased substantially during the second half of 2006 and the first half of 2007. This market trend, coupled with strong foreign currencies (principally the Euro) and other factors, led to a rise in the final sales price of the subject property over the 14-month period following NYB’s acquisition of Atlantic Bank of New York.

2.

As a related matter, we note your references to the use of independent valuation firm to value core deposit intangibles acquired (Note 3), to an independent appraisal used to value the building acquired in the Atlantic Bank of New York, and also to a firm specializing in providing securities pricing services (Note 13) for determining the fair value of your mortgage-related and other securities. Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if

John P. Nolan

Securities and Exchange Commission

May 2, 2008

your annual report is incorporated by reference into a Securities Act registration statement, include a consent for each individual expert. Please refer to Rule 436(b) of Regulation C.

In response to the Staff’s Comment #2, please note that in any future filings where we refer to one or more independent valuation specialists as experts, as described in Rule 436(b) of Regulation C, we will disclose the name of each such expert and, if such filings are incorporated by reference into a Securities Act registration statement, we will include the written consent of each expert.

Consolidated Statements of Cash Flows, page 84

3.	We note that you have presented proceeds from the sale of loans of $823M as an investing cash flow in your statement of cash flows for the period ended December 31, 2007. We also note from your Form 10-Q for the period ended September 30, 2007 that you sold $1.4B consisting of one-to-four family and home equity loans acquired from PennFed Financial Services, Inc. (PennFed) in the quarter ended June 30, 2007. Please tell us whether the $823M in proceeds received from the sale of loans are included within the $1.4B of loan sales. If so, please tell us how you determined the classification of these loans as held for investment rather than as loans held for sale considering that the acquisition and the sale of loans both occurred in the quarter ended June 30, 2007. Please refer to paragraph 9 of SFAS 102.

In response to the Staff’s Comment #3, please note that the $823 million in proceeds received from the referenced sale of loans was included within the $1.4 billion of loan sales. These loans were acquired in connection with NYB’s acquisition of PennFed. From the time the acquisition was announced in early November 2006 up to and including the acquisition date in April 2007, there was no intention to resell any specifically identified loans. In accordance with SFAS 141, these loans and all other assets and liabilities acquired from PennFed were recorded by the Company at fair value as of the acquisition date. These loans were classified as held for investment by PennFed prior to the acquisition, and it was NYB’s intention to hold them as such at the time of the acquisition.

As part of the strategic repositioning of the combined company’s balance sheet following the PennFed acquisition, which included multiple repositioning transactions, the decision to sell the above-mentioned loans was made by NYB’s Asset and Liability Management Committee after the acquisition date. Thus, the loans were not acquired specifically for resale, as the change in intent occurred after the acquisition date and, therefore, our interim and annual statements of cash flows properly reported the sales proceeds as an investing activity in accordance with paragraph 9 of SFAS 102.

John P. Nolan

Securities and Exchange Commission

May 2, 2008

Note 4: Securities, page 97

4.	We note your disclosure on page 102 that in the second quarter of 2007, you recorded a $57M loss on the other-than-temporary impairment of certain available-for-sale mortgage-related securities. We also note per review of your Form 10-Q for the period ended September 30, 2007 that this other-than-temporary loss related to $1.1B of securities for which you state the impairment was recorded in accordance with the FASB Staff Position 115-1/124-1. Please address the following:

•

Clarify whether any of these sold securities were obtained from the acquisition of PennFed. Your disclosure only states that this impairment was recorded in connection with the repositioning of the balance sheet that followed the acquisition of PennFed; and

•

If any of these securities were obtained from the PennFed acquisition, tell us how you considered the potential for an other-than-temporary impairment in the fair value determination of these securities as of the date of the acquisition since both of these events occurred within the same quarter.

In response to the Staff’s Comment #4, please be advised that the other-than-temporary loss of $57 million that was recorded in the second quarter of 2007 on $1.1 billion of securities, was not related to any securities that were obtained in the acquisition of PennFed that occurred in April 2007.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 10-K Report. We also acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments on our 10-K Report, please do not hesitate to contact me at (516) 683-4157 or Thomas R. Cangemi, Chief Financial Officer, at (516) 683-4014.

Sincerely,

/s/ John J. Pinto
John J. Pinto
Executive Vice President and
Chief Accounting Officer

cc:	John Spitz, SEC Staff Accountant
Joseph R. Ficalora
Thomas R. Cangemi
R. Patrick Quinn, Esq.